SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ATLANTA BRAVES HOLDINGS, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 047726104

Series B Common Stock: 047726203

(CUSIP Numbers)

John C. Malone
c/o Liberty Media Corporation

12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	047726104 (BATRA) 047726203 (BATRB)

1	Names of Reporting Persons John C. Malone
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A Common Stock: 96,467 (1, 2, 3, 4, 5) Series B Common Stock: 934,664 (1, 2, 5, 6)
	8	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 10,868 (7)
	9	Sole Dispositive Power Series A Common Stock: 96,467 (2, 3, 4, 5) Series B Common Stock: 934,664 (2, 5)
	10	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 10,868 (7)
11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 96,467 (2, 3, 4, 5) Series B Common Stock: 945,532 (2, 5, 7)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Series A Common Stock: Less than 1.0% (8) Series B Common Stock: 96.7% (8)
14	Type of Reporting Person (see instructions) IN

(1) John C. Malone (“Mr. Malone”) together with Terence F. McGuirk (“Mr. McGuirk”) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement and the Malone LLC Operating Agreement (as such terms are defined below). Mr. Malone expressly disclaims membership in such a group.

(2) Includes 10,177 shares of Atlanta Braves Holdings, Inc.’s (the “Issuer”) Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and 47,585 shares of the Issuer’s Series B common stock, par value $0.01 per share (the “Series B Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which Mr. Malone and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(3) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would have beneficial ownership of 1,041,999 shares of Series A Common Stock and Mr. Malone’s beneficial ownership of Series A Common Stock would be 9.3% of the outstanding shares of Series A Common Stock.

(4) Includes 25,000 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership.

(5) Includes 61,290 shares of Series A Common Stock and 887,079 shares of Series B Common Stock held in a revocable trust (the “JM Revocable Trust”) with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke such trust at any time.

(6) Includes 887,079 shares of Series B Common Stock held by a limited liability company of which Mr. Malone is a member and which Mr. McGuirk has the sole power to direct the voting with respect to Included Matters pursuant to the Malone Voting Agreement and which Mr. Malone has the sole power to direct the voting with respect to all other matters.

(7) Includes 10,868 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(8) Calculated based upon the 10,318,162 shares of Series A Common Stock and 977,776 shares of Series B Common Stock outstanding as of July 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 8, 2024. At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. Each share of Series B Common Stock is entitled to 10 votes, whereas each share of Series A Common Stock is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 47.5% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 1)*

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

ATLANTA BRAVES HOLDINGS, INC.

This Amendment No. 1 to Schedule 13D (this “Amendment,” and together with the Original Statement (as defined below), the “Statement”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on July 20, 2023 (the “Original Statement”) and relates to the Series A common stock, par value $0.01 per share (“Series A Common Stock”) and the Series B common stock, par value $0.01 per share (“Series B Common Stock” which with the Series A Common Stock are collectively referred to as the “Common Stock”) of Atlanta Braves Holdings, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Statement. Except as set forth herein, the Original Statement is unmodified.

Item 4.	Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last paragraph thereof and supplemented to include the following information:

On August 21, 2024, Mr. Malone and certain affiliated trusts and entities (collectively the “Malone Group”) entered into a Proxy and Voting Agreement with Terence F McGuirk (the “Malone Voting Agreement”) pursuant to which a limited liability company in which Mr. Malone is a member (the “Malone LLC”) has appointed Mr. McGuirk as proxy with respect to 887,079 shares of Series B Common Stock held by the Malone LLC (the “Malone Shares”) and granted Mr. McGuirk the sole and exclusive power to vote the Malone Shares (or act by written consent) with respect to the election of directors of the Issuer, the approval or authorization of executive compensation and any routine matter for which a member organization may give or authorize a proxy to vote without instructions from the beneficial owner pursuant to Rule 452.11 of the Rules of the New York Stock Exchange (collectively, “Included Matters”). The proxy expires upon the earlier of (a) the date and time specified in a written notice delivered by Mr. Malone or the Malone LLC to Mr. McGuirk stating the date and time at which the proxy is revoked, which date shall not be less than one year from the delivery of such notice, (b) any transfer or assignment or attempted transfer or assignment, by operation of law or otherwise, of the proxy by Mr. McGuirk, (c) with respect to any Malone Shares, upon the sale, transfer or disposition by the Malone LLC of any such Malone Shares to a third party unaffiliated with the Malone Group, (d) the death of Mr. Malone and (e) the death or disability (as further defined in the Malone Voting Agreement) of Mr. McGuirk. Mr. McGuirk has agreed, during the term of the proxy, not to vote any shares of common stock of the Issuer owned by him over which he has voting power on any Included Matter (other than Malone Shares) in a manner inconsistent with how he votes the Malone Shares on any Included Matter.

In addition, pursuant to the Malone Voting Agreement, the Malone Group has granted Mr. McGuirk a right of first refusal with respect to the transfer of ownership of shares of Series A Common Stock, Series B Common Stock and Series C Common Stock owned by them, which right of first refusal survives the expiration of the proxy granted to Mr. McGuirk and terminates upon Mr. McGuirk’s death or disability.

Also on August 21, 2024, a revocable trust with respect to which Mr. Malone is trustee (the “JM Revocable Trust”) and Mr. McGuirk entered into an operating agreement (the “Malone LLC Operating Agreement”) whereby Mr. McGuirk is granted profits interest units in the Malone LLC which, together with the other terms of the Malone LLC Operating Agreement, generally entitle Mr. McGuirk to the right to receive the portion of the proceeds of any transfer by the Malone LLC of the 887,079 shares of Series B Common Stock held by the Malone LLC that exceeds $50.00 per share.

Mr. Malone, the Malone LLC, and Mr. McGuirk may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement and the Malone LLC Operating Agreement. Mr. Malone and the Malone LLC expressly disclaims membership in such a group.

If, in the future, any member of the Malone Group determines to sell shares of Series A Common Stock, Series B Common Stock or Series C Common Stock, then Mr. McGuirk may exercise the above-mentioned right of first refusal pursuant to the Malone Voting Agreement or otherwise discuss or enter into a transaction to acquire such shares.

Other than as described above or as described in that certain Current Report on Form 8-K filed by the Issuer on August 23, 2024, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board of Directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock into shares of Series A Common Stock) (i) 96,467 shares of Series A Common Stock, including (A) 10,177 shares held by a revocable trust (the “LM Revocable Trust”) with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (B) 61,290 shares held by the JM Revocable Trust and (C) 25,000 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership, which represent less than 1.0% of the outstanding shares of Series A Common Stock, and (ii) 945,532 shares of Series B Common Stock, including (A) 47,585 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 887,079 shares held by the Malone LLC and (C) 10,868 shares held by two trusts (the “Trusts”) over which Mr. Malone has a right of substitution which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 96.7% of the outstanding shares of Series B Common Stock.

The foregoing percentage interests are calculated based on the 10,318,162 shares of Series A Common Stock and 977,776 shares of Series B Common Stock outstanding as of July 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 8, 2024. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 47.5% of the voting power with respect to a general election of directors of the Issuer.

Except for the Malone Voting Agreement, Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust, the Malone LLC and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 10,868 shares of Series B Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time and except for the right of first refusal in favor or Mr. McGuirk set forth in the Malone Voting Agreement.

In addition, Mr. Malone together with the Malone Group and Mr. McGuirk may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement and the Malone LLC Operating Agreement. Mr. Malone expressly disclaims membership in such a group, and beneficial ownership of shares beneficially owned by Mr. McGuirk.

(c) Other than the entry into the Malone Voting Agreement and the Malone LLC Operating Agreement, no transactions in the Series A Common Stock or Series B Common Stock were effected by Mr. Malone during the 60-day day period ended on the date of this Amendment.

(d) Mr. McGuirk is entitled to receive certain proceeds from the sale of the Malone Shares in accordance with the Malone LLC Operating Agreement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 21, 2024, Mr. Malone, the members of the Malone Group and Mr. McGuirk entered into the Malone Voting Agreement and the Malone LLC Operating Agreement. The disclosure set forth in the first four paragraphs of Item 4 of this Schedule 13D is hereby incorporated herein by reference.

A copy of the Malone Voting Agreement is filed herewith as Exhibit 99.1 and is hereby incorporated herein by reference. A copy of the Malone LLC Operating Agreement is filed herewith as Exhibit 99.2 and is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Proxy and Voting Agreement, dated as of August 21, 2024, by and between Terence F. McGuirk and John C. Malone, as trustee and on behalf of the John C. Malone 1995 Revocable Trust, and for purposes of Sections 5-13 thereof, John C. Malone, The Malone Family Land Preservation Foundation, the Leslie A. Malone 1995 Revocable Trust, the John C. Malone June 2003 Charitable Remainder Trust, the Tracy M. Amonette Trust A and the Evan D. Malone Trust A.

99.2	Operating Agreement, dated as of August 21, 2024, by and among the Members of JCM AB LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

August 23, 2024
/s/ John C. Malone
John C. Malone

[Signature Page to 13D/A]